ROPKA LAW, L.L.C.

215 Fries Mill Road

Turnersville, New Jersey 08012

(856) 374-1744

(1-866) 272-8505 (Fax)

December 13, 2019

VIA EDGAR

Elena Stojic, Staff Counsel

U.S. Securities and Exchange Commission
Division of Investment Management

Office of Disclosure and Review

100 F Street N.E.
Washington DC 20549

Re:

Archer Investment Series Trust (“Registrant”)

Archer Multi Cap Fund – Form 485(a)

File Nos. 333-163981; 811-22356

Dear Ms. Stojic:

Kindly accept this letter on behalf of the Archer Investment Series Trust and its separate series the Archer Multi Cap Fund (the “Fund”). Set forth below are the comments that you expressed in our telephone conversation on December 11, 2019 regarding the Registrant’s Post-effective Amendment No. 27 to its Registration Statement filed with the Securities and Exchange Commission (“SEC”) on October 3, 2019 and the responses thereto.  Your comments are set forth in italics and are followed by the Registrant’s responses on behalf of its separate series the Archer Multi Cap Fund, which will be reflected in Post-Effective Amendment No. 28 to be filed hereafter.  We are accompanying with this letter the pages that reflect the changes for your reference.

The Registrant’s responses are as follows:

1.

Consider removing or clarify the final sentence of the first paragraph under the heading “Principal Investment Strategies of the Fund” on page 2 regarding companies that are “financially sound” that do not have “good prospects for the future.”

Response: The Registrant has removed the referenced disclosure.

2.

Because you have indicated that the Fund will not concentrate its investments, please revise the first bullet point under the heading “Principal Investment Strategies of the Fund” on page 6.

Response: The Registrant has revised the referenced disclosure.

Ms. Elena Stojic

December 13, 2019

3.

Please ensure that the Fund’s policy regarding concentration is included in the Statement of Additional Information per Form N-1A Item 16(c)(1)(iv).

Response: The Registrant has included its policy on concentration in the Statement of Additional Information.

Thank you for your kind attention to the matter.  Should you have any questions, please contact me.

Sincerely,

/s/ C. Richard Ropka

C. Richard Ropka, Esq.

CRR/ab

cc: client